UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of October 2025
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Exact name of registrant as specified in its charter)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

EXPLANATORY NOTE

Molecular Partners AG (the "Registrant") is filing this Form 6-K to furnish (i) a press release the Registrant issued on
October 30, 2025, (ii) condensed consolidated interim financial statements (unaudited) as of, and for the three and nine months ended September 30, 2025 (including accompanying notes thereto), which are furnished herewith as Exhibit 99.1, and 99.2, respectively.
Exhibits 99.1 and 99.2 to this Report on Form 6-K, excluding any quotes of management, website addresses or hyperlinks included therein, shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-265960) and Forms S-8 (File No. 333-272974 and File No. 333-280491) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

99.1	Press release dated October 30, 2025
99.2	Condensed consolidated interim financial statements for the three and nine months ended September 30, 2025, and accompanying notes (unaudited)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Partners AG
(Registrant)

Date: October 30, 2025	/s/ PATRICK AMSTUTZ
	Name:	Patrick Amstutz
	Title:	Chief Executive Officer

Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		September 30, 2025	December 31, 2024
in CHF thousands	Note

Assets

Property, plant and equipment		3,185	4,198
Intangible assets		5	49
Total non-current assets		3,190	4,247

Short-term time deposits		22,162	85,565
Other current assets		2,335	2,525
Trade and other receivables		2,103	2,317
Cash and cash equivalents		82,359	63,874
Total current assets		108,960	154,281

Total assets		112,150	158,528

Shareholders' equity and liabilities
Share capital	5.2	4,037	4,036
Additional paid-in capital		388,209	384,875
Treasury share reserve	5.2	(1,129)	(981)
Cumulative losses		(295,588)	(246,293)
Total shareholders' equity		95,529	141,636

Trade and other payables		160	—
Lease liability		308	1,227
Employee benefits	5.8	4,410	4,879
Total non-current liabilities		4,879	6,106

Trade and other payables		2,123	1,859
Accrued expenses		8,395	7,709
Lease liability		1,224	1,217
Total current liabilities		11,742	10,786
Total liabilities		16,621	16,892

Total shareholders' equity and liabilities		112,150	158,528
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of profit or loss and other comprehensive result for the 9 months ended September 30,		2025	2024
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	—	4,970
Total revenues and other income		—	4,970

Operating expenses
Research and development expenses		(30,954)	(38,055)
Selling, general and administrative expenses		(11,815)	(13,338)
Restructuring expenses	5.10	(2,733)	—
Total operating expenses		(45,502)	(51,393)

Operating result		(45,502)	(46,423)

Financial income	5.5	1,288	3,641
Financial expenses	5.5	(4,790)	(29)
Net finance result		(3,502)	3,612

Result before income taxes		(49,004)	(42,811)

Income taxes	5.6	2	—
Net result, attributable to shareholders		(49,002)	(42,811)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax		(301)	2,088

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		9	(10)

Other comprehensive result, net of tax	5.8	(292)	2,078

Total comprehensive result, attributable to shareholders		(49,295)	(40,733)

Basic and diluted net result per share (in CHF)	5.7	(1.32)	(1.29)

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of profit or loss and other comprehensive result for the 3 months ended September 30,		2025	2024
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	—	681
Total revenues and other income		—	681

Operating expenses
Research and development expenses		(8,328)	(10,864)
Selling, general and administrative expenses		(3,602)	(4,406)
Restructuring expenses	5.10	(116)	—
Total operating expenses		(12,045)	(15,270)

Operating result		(12,045)	(14,589)

Financial income	5.5	366	718
Financial expenses	5.5	(157)	(2,533)
Net finance result		209	(1,815)

Result before income taxes		(11,836)	(16,404)

Income taxes	5.6	—	—
Net result, attributable to shareholders		(11,836)	(16,404)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax		(372)	(1,444)

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		3	(6)

Other comprehensive result, net of tax	5.8	(370)	(1,450)

Total comprehensive result, attributable to shareholders		(12,206)	(17,854)

Basic and diluted net result per share (in CHF)	5.7	(0.33)	(0.49)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement for the 9 months ended September 30,	2025	2024
in CHF thousands

Net result attributable to shareholders	(49,002)	(42,811)
Adjustments for:
Depreciation and amortization	1,632	1,799
Share-based compensation costs	3,446	3,045
Social security and tax paid on behalf of employees on shares vested under the PSU and RSU program	(322)	—
Change in employee benefits	(770)	491
Income tax	(2)	—
Financial income	(1,288)	(3,641)
Financial expenses	4,790	29
Changes in working capital:
Change in other current assets	131	435
Change in trade and other receivables	215	(1,348)
Change in trade and other payables	425	1,053
Change in contract liability	—	(4,333)
Change in accrued expenses	687	(709)
Exchange gain/(loss) on working capital positions	(24)	(34)
Interest paid	(12)	(19)
Other financial expense	(11)	(10)
Net cash used in operating activities	(40,106)	(46,053)

Proceeds from investments in short term time deposits	115,591	222,492
Investments in short term time deposits	(55,765)	(180,246)
Acquisition of property, plant and equipment	(575)	(569)
Acquisition of intangible assets	—	(17)
Interest received	1,346	3,320
Net cash from investing activities	60,597	44,980

Proceeds from issuance of shares under LTI plans	1	—
Proceeds from vesting under the LTI plans, net of transaction costs	62	37
Payment of lease liabilities	(912)	(905)
Net cash used in financing activities	(849)	(868)

Exchange gain (loss) on cash positions	(1,159)	384

Net decrease in cash and cash equivalents	18,485	(1,557)

Cash and cash equivalents at January 1	63,874	67,309

Cash and cash equivalents at September 30,	82,359	65,752
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity

At January 1, 2024	3,635	365,530	(981)	(191,755)	176,429
Net result	—	—	—	(42,811)	(42,811)
Remeasurement of net pension liabilities	—	—	—	2,088	2,088
Exchange differences on translating foreign operations	—	—	—	(10)	(10)
Total comprehensive income	—	—	—	(40,733)	(40,733)
Share-based compensation costs (1)	—	3,045	—	—	3,045
Exercise of stock options, net of transaction costs	34	3	—	—	37
At September 30, 2024	3,669	368,578	(981)	(232,488)	138,778

At January 1, 2025	4,036	384,875	(981)	(246,293)	141,636
Net result	—	—	—	(49,002)	(49,002)
Remeasurement of net pension liabilities	—	—	—	(301)	(301)
Exchange differences on translating foreign operations	—	—	—	9	9
Total comprehensive income	—	—	—	(49,294)	(49,294)
Share-based compensation costs (1)	—	3,446	—	—	3,446
Issuance of new shares under LTI plans, net of transaction costs	1	—	—	—	1
Exercise of LTI plans, net of transaction costs	—	(112)	173	—	62
Treasury shares withheld to cover social security and tax	—	—	(322)	—	(322)
At September 30, 2025	4,037	388,209	(1,129)	(295,588)	95,529
(1) See note 5.4
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Explanatory notes to the condensed consolidated interim financial statements

1.    General Information
Molecular Partners AG ("Company") and its subsidiary (collectively "Molecular Partners" or "Group") is a clinical-stage biopharmaceutical company pioneering designed ankyrin repeat proteins (DARPin) candidates to treat serious diseases, with a current focus on oncology and virology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).
Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.
The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 were approved for issuance by the Audit and Finance Committee on October 27, 2025.
The Company’s shares have been listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.
2.    Basis of Preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2024. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2024.
The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below.
The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.
The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.
Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.
3.    New or Revised IFRS Standards and Interpretations
New or revised standards have been published on or after January 1, 2025 that are not yet effective and that have not been early adopted. Possible impacts have not yet been assessed.

4.    Accounting estimates and judgments
The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements, management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
5.    Other explanatory notes
5.1    Revenue and other group-wide disclosures
On January 5, 2024 , the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co-development agreement, Molecular Partner’s RDT target DLL3 (delta-like ligand 3) is included in the collaboration with Orano Med. Both companies agree to share the cost of preclinical and clinical development with additional commitments to supply their respective materials.
The cost sharing in the third quarter of 2025 resulted in a reimbursement of expenses from Orano Med to Molecular Partners of TCHF 633 (the third quarter of 2024 recorded a reimbursement by Molecular Partners to Orano Med of TCHF 425). For the nine months period ended September 30, 2025 the Group recorded a reimbursement of expenses from Orano Med to Molecular Partners of TCHF 2,030 (nine months ended September 30, 2024: a reimbursement by Molecular Partners to Orano Med of TCHF 854), all reported under research and development expenses.
On December 14, 2021, the Group entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The collaboration activities ended in the third quarter of 2024. During the three and nine months ended September 30, 2025, the Group recognized no revenue in relation to this agreement (three months ended September 30, 2024: the Group recognized revenue of TCHF 681 and for the nine months ended September 30, 2024: the Group recognized revenue of TCHF 4,970).
Revenues in the table below are attributable to individual countries and are based on the location of the Group’s collaboration partners.

Revenues by country
in TCHF, for the nine months ended September 30	2025	2024

Switzerland	—	4,970
Total revenues	—	4,970

Analysis of revenue by major alliance partner
in TCHF, for the nine months ended September 30	2025	2024

Novartis AG, Switzerland	—	4,970
Total revenues	—	4,970

Revenues by country
in TCHF, for the three months ended September 30	2025	2024

Switzerland	—	681
Total revenues	—	681

Analysis of revenue by major alliance partner
in TCHF, for the three months ended September 30	2025	2024

Novartis AG, Switzerland	—	681
Total revenues	—	681

5.2    Issuances of equity securities
As of September 30, 2025, as a result of the vesting of Performance Share Units ("PSUs") the outstanding issued share capital of the Company increased to CHF 4,037,464 divided into 40,374,641 fully paid registered shares, inclusive of 2,975,489 treasury shares (December 31, 2024: CHF 4,036,310 divided into 40,363,095 shares, of which 3,500,000 were treasury shares).

In CHF thousands	Number of Treasury shares	Average price in CHF	Total TCHF value

As of January 1, 2025	3,500,000	0.28	981
Shares vested under the PSU program	(585,783)	0.28	(164)
Shares withheld to cover social security and tax liabilities	87,447	3.42	299
Shares vested under the RSU program	(33,015)	0.28	(9)
Shares withheld to cover social security and tax liabilities	6,840	3.28	22
Shares as of September 30, 2025	2,975,489	0.38	1,129

Treasury shares are measured at a FIFO principle.
The 94,287 shares were withheld from vested awards to cover employees’ and Board of Directors income tax and social security contributions.
5.3    Dividends
The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.
5.4    Share-based compensation
As of September 30, 2025, a total of 2,852,439 PSUs and 504,543 Restricted Stock Units ("RSUs") were outstanding, of which none were vested (as of December 31, 2024 a total of 2,247,267 PSUs and 345,798 RSUs were outstanding). The changes in the number of share-based awards (PSUs and RSUs) outstanding during the nine month period ended September 30, 2025, is as follows:

PSU/ RSU movements[3]	PSU / RSU (numbers)

Balance outstanding at January 1, 2025	2,593,065

Granted	1,770,707
(Performance adjustment)[1]	(309,959)
(Forfeited)[2]	(66,487)
(Expired)	—
(Exercised grants), vested PSU / RSU	(630,344)

Balance outstanding at September 30, 2025	3,356,982
1Performance adjustments indicate additional grants or forfeitures due to non-market performance conditions (under) over-achieved
2Forfeited due to service conditions not fulfilled
3 All outstanding PSU / RSU have an exercise price of CHF 0.10.

The share-based compensation costs recognized during the nine months ended September 30, 2025, amounted to TCHF 3,446 (TCHF 3,045 for the nine months ended September 30, 2024). For the three months ended September 30, 2025 the share-based compensation costs amounted to TCHF 1,076 (TCHF 1,062 for the three months ended September 30, 2024).
5.5    Financial income and expense
Financial income

in CHF thousands, for the nine months ended September 30	2025	2024
Interest income on financial assets held at amortized cost	1,288	2,733
Net foreign exchange gain	—	908
Total	1,288	3,641

in CHF thousands, for the three months ended September 30	2025	2024
Interest income on financial assets held at amortized cost	366	718
Total	366	718
Financial expense

in CHF thousands, for the nine months ended September 30	2025	2024
Net foreign exchange loss	(4,767)	—
Interest expense on leases	(12)	(19)
Other financial expenses	(11)	(10)
Total	(4,790)	(29)

in CHF thousands, for the three months ended September 30	2025	2024
Net foreign exchange loss	(151)	(2,524)
Interest expense on leases	(3)	(6)
Other financial expenses	(4)	(3)
Total	(158)	(2,533)
Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD.

5.6    Income taxes
The Group has in recent years reported operating losses, with the exception of the year ended December 31, 2022, that resulted in a tax loss carry-forward in Switzerland of TCHF 195,126 as of December 31, 2024. No deferred tax assets have been recognized for these tax loss carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19) due to the significant tax loss carry forwards.
5.7    Earnings per share

for the nine months ended September 30	2025	2024
Weighted average number of shares used in computing basic and diluted earnings per share	37,223,971	33,082,140

for the three months ended September 30	2025	2024
Weighted average number of shares used in computing basic and diluted earnings per share	37,399,154	33,194,037
5.8    Other Comprehensive result
In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes its independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary component of the remeasurement as of and for the nine month period ended September 30, 2025, relates to the restructuring event. See note 5.10 for additional information.
5.9    Related parties
The Group did not enter into any related party transactions in the interim periods presented.
5.10    Restructuring expense
On June 10, 2025, Molecular Partners announced a planned operational efficiency initiative (“restructuring 2025”), which included a reduction in headcount within R&D. As a result 34 positions - primarily in R&D, but also in supporting functions - were impacted.
For the nine months ended September 30, 2025, the Group recognized TCHF 2,733 as an expense, of which TCHF 1,741 was provided for as at September 30, 2025. The restructuring charges primarily consist of personnel related cost and the majority is expected to lead to cash outflow during the second half of 2025 .
5.11    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved for issuance by the Audit and Finance Committee that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.